GTx, Inc.

175 Toyota Plaza

Memphis, TN 38103

October 31, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             GTx, Inc.

Registration Statement on Form S-3

Filed October 20, 2017

File No. 333-221040

Acceleration Request

Requested Date:        November 2, 2017

Requested Time:       4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement (the “Registration Statement”) on Form S-3 to become effective at 4:00 p.m. Eastern Time on November 2, 2017 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Jonie Kondracki of Cooley LLP, counsel to the Registrant, at (415) 693-2174, or in her absence, Chadwick Mills at (650) 843-5654.

Sincerely,

GTX, INC.

By:	/s/ Marc S. Hanover
Marc S. Hanover
Chief Executive Officer

cc:	Chadwick L. Mills, Esq.